Exhibit 99.1

Press Release

HUTCHMED Announces Continued Inclusion of ORPATHYS® (savolitinib) in the National Reimbursement Drug List in China at Current Terms

Hong Kong, Shanghai & Florham Park, NJ — Thursday, November 28, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that following the contract renewal with the China National Healthcare Security Administration (“NHSA”), the updated National Reimbursement Drug List (“NRDL”) effective on January 1, 2025 will continue to include ORPATHYS® (savolitinib) at the same terms as the current two-year agreement.

ORPATHYS® is an oral, potent, and highly selective MET tyrosine kinase inhibitor (“TKI”). It received conditional approval in China in June 2021 for the treatment of certain patients with non-small cell lung cancer (“NSCLC”) with MET exon 14 skipping alterations. More than a third of the world’s lung cancer patients are in China and, among those with NSCLC globally, approximately 2-3% have tumors with MET exon 14 skipping alterations.

ORPATHYS® was first included in the NRDL on March 1, 2023. The government in China has placed great importance on improving the affordability of drug treatments for the public. As of end of 2023, 1.33 billion people in China had basic medical insurance coverage, representing around 95% of the entire population. The NRDL is updated every year, and inclusion on the list is subject to renewal every two years. The NHSA annually convenes a broad network of experts in medicine, pharmacology, pharmacoeconomics and actuarial valuation to identify innovative medicines to consider for NRDL inclusion. Reimbursement of Category B medicines, including novel oncology medicines, requires varying degrees of copayment from patients, depending on their provinces or types of NHSA insurance scheme enrollment.

About ORPATHYS®

ORPATHYS® (savolitinib) is an oral, potent, and highly selective MET TKI that has demonstrated clinical activity in advanced solid tumors. It blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations), gene amplification or protein overexpression.

ORPATHYS® is jointly developed by HUTCHMED and AstraZeneca and commercialized by AstraZeneca. It is approved in China for the treatment of patients with NSCLC with MET exon 14 skipping alterations who have progressed following prior systemic therapy or are unable to receive chemotherapy. It is the first selective MET inhibitor approved in China and the first in the NRDL. It is currently under clinical development for multiple tumor types, including lung, kidney, and gastric cancers, as a single treatment and in combination with other medicines.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations for the commercialization of savolitinib in China, the potential benefits and further clinical development of savolitinib, its expectations as to whether further studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the commercial acceptance of savolitinib, the impact of the inclusion of savolitinib on the NRDL on sales of the drug and its pricing, clinical trial enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of savolitinib to obtain regulatory approval for a targeted indication in different jurisdictions and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Liberum	+44 (20) 7886 2500